AGL

Tel: 02 9921 2999
Fax: 02 9921 2552

AGL Energy Limited
ABN 74 115 061 375

St Leonards [redacted]cked Bag 1837
72 [redacted] LEONARDS NSW 2065
St [redacted] w.agl.com.au

07028101

SEC MAIL PROCESSING
RECEIVED
WASH. D.C. SECTION

12 November 2007

U.S. Securities and Exchange Commission,
Division of Corporation Finance,
100 F. Street, N.W.,
Washington, D.C. 20549.

Re: AGL Energy Limited -- Rule 12g3-2(b) Exemption
<u>File No.</u> 82-35037

SUPPL

Dear Sir/Madam

The enclosed information is being furnished by AGL Energy Limited ("AGL") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that AGL is subject to the Exchange Act.

PROCESSED
NOV 2 0 2007
THOMSON
FINANCIAL

Yours faithfully,

Paul McWilliams
Company Secretary

11/19

Issues Raised and Reported to the ASX

Period 01 October 2007 – 31 October 2007 (inclusive)

15/10/2007	2008 Earnings Guidance Revision
22/10/2007	AGL appoints new CEO
22/10/2007	Michael Fraser's appointment as CEO and MD
23/10/2007	Appendix 3Y Mark Johnson
23/10/2007	Appendix 3Y Jerry Maycock
23/10/2007	Appendix 3Y Max Ould
26/10/2007	Appendix 3Z Paul Anthony
26/10/2007	Appendix 3X Michael Fraser

AGL

AGL Energy Limited
ABN 74 115 061 375

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

72 Christie Street
St Leonards, 2065
NSW AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW AUSTRALIA
www.agl.com.au

asx & media statement

15 October 2007

2008 Earnings Guidance Revision

AGL Energy Limited (AGL) announced today a revision to its 2008 earnings outlook. AGL's previous guidance to the market anticipated underlying net profit after tax for 2008 in the region of $380 to $400 million. Recent market conditions, including reduced retail energy margins, the strengthening of the Australian dollar against the US dollar and increased wholesale gas costs mean that AGL now anticipates its earnings outlook will be in the region of $330 to $360 million.

Existing FY2008 Earnings Guidance

AGL has previously advised that:

- its underlying net profit after tax on a business as usual basis would be in the range of $380 - $400 million[1]. This equated to an EPS of 88 - 92 cents; and
- FY2008 dividends would be approximately 60 per cent of underlying EPS and would be fully franked. This equated to a dividend of 52 - 55 cents.

Revised FY2008 Earnings Guidance

AGL now anticipates that:

- its underlying net profit after tax for FY2008 will be in the range $330 - $360 million. This equates to an EPS of 76 - 83 cents based on weighted average shares on issue of 433.6 million. AGL expects there to be an equal probability of the outcome being at the upper or lower end of this range; and
- FY2008 dividends will not be affected and will remain in the range of 52 - 55 cents and will be fully franked.

1 Underlying net profit after tax excludes adjustments totalling $35 million relating to significant items and customer amortisation costs relating to the Powerdirect purchase. It also excludes fair value adjustments.

Key Drivers of Revision

The main components of the reduced earnings outlook are as follows:

	Reduction in EBIT ($m)	Reduction in NPAT ($m)
Reduced Retail Energy margins	50	35
Lower Papua New Guinea (PNG) oil profits	12	6
Higher Torrens Island Power Station (TIPS) depreciation	7	5
Higher wholesale gas costs	7	5

Reduced Retail Energy margins: AGL's previous earnings estimate assumed that its retail business would achieve certain gross margin levels. Based on trading results for the first quarter of FY2008, AGL has reviewed expected margin outcomes for the remainder of FY2008. That review indicates that the margin assumptions used for part of the retail business were unachievable. It is now apparent that average margins over FY2008 will be lower than anticipated. In particular, revenue from AGL's small/medium enterprise (SME) and large commercial and industrial (C&I) customers has been lower than expected. The reduction in expected EBIT in relation to the SME and C&I segments of the business is $30 million.

Lower than expected margins from mass market residential customers accounts for $12 million of the reduction in FY2008 EBIT.

Furthermore, AGL's results have been affected by a mild winter (EBIT impact $4 million) and a decision to increase marketing expenditure (EBIT impact $4 million).

Lower PNG oil profits: AGL's previous guidance was based on an assumed average exchange rate of 80 cents. The Company now anticipates that the average rate for FY2008 will be 88 cents.

In addition, current worldwide demand for West Texas crude oil has reduced the TAPIS premium from more than US$4 per barrel to less than US$1 per barrel. AGL expects this situation to continue throughout the remainder of FY2008.

The combined EBIT effect of these two items is $12 million.

Higher TIPS depreciation charge: AGL acquired TIPS for a net purchase consideration of $300 million and is now finalising the allocation of the purchase price amongst the assets and liabilities acquired. Between the date of finalising the purchase agreement and assuming economic ownership on 2 July 2007 the acquired derivatives liability increased by approximately $100 million. This liability will be amortised to the fair value movements in the income statement. As a result of this increased liability and other minor purchase allocation adjustments, the depreciable asset value for TIPS is also expected to increase by approximately $100 million thereby requiring the depreciation charge to increase by $7 million per annum.

Higher Wholesale Gas Costs: In recent months the gas market has seen significant volatility in the spot prices and increases in certain gas transmission charges. These market conditions have arisen as a result of increased peak demand for gas, partly due to higher demand for gas fired generation as a result of continuing drought conditions. AGL believes these market conditions will continue throughout FY2008 and expects net additional costs of $10 million to secure further gas and gas transportation capacity. This will be partly offset by additional margin of $3 million from new contracts including winning the Alinta Unaccounted For Gas contract.

Outlook

AGL has previously stated its aim was to deliver an average EPS growth of 15% per annum over the medium term, calculated on FY2007 underlying EPS of 79.8 cents. Based on the revised FY2008 earnings outlook, EPS growth for FY2008 is expected to be between -4% and +4%.

A number of the circumstances affecting FY2008 earnings will affect AGL's future EPS. In light of the announced revisions to FY2008 earnings, AGL will undertake a comprehensive review of its business assumptions and operations, including a review of earnings outlook for future years. AGL will provide an update on the progress of that review to shareholders at its Annual General Meeting to be held on 8 November 2007.

Notwithstanding the revision to FY2008 earnings guidance, AGL remains focussed on its *four corners* strategy to deliver long term value for shareholders.

Further enquiries:

Media
Matthew Horan
Direct: + 61 2 9360 6606
Mobile: + 61 (0) 403 934 958
e-mail: matthew@catocounsel.com.au

Analysts & Investors
Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au

Conference Calls

Please note the following arrangements today to discuss the contents of this release;

Media Conference Call
10am AEST
Dial-in numbers
Freecall Australia: 1800 064 352
International: +61 3 8660 4949

Analyst Conference Call
(Analyst questions only to be taken during this call)
11am AEST
Dial-in numbers
Freecall Australia: 1800 657 814
International: +61 3 8660 4950

AGL Energy Limited
ABN 74 115 061 375

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

22 October 2007

AGL appoints new CEO

AGL Energy Limited (AGL) today announced that long term group senior executive, Michael Fraser, has been appointed Managing Director and Chief Executive Officer, effective immediately, following Paul Anthony's cessation of employment with the Company.

Michael Fraser is a highly experienced and respected energy industry executive, who has worked with AGL in a number of key roles since he joined the Company in 1984, most recently as Group General Manager, Merchant Energy.

AGL Chairman, Mark Johnson, said Michael Fraser's appointment reflects the Board's view that the Company would benefit from a new management approach to complete the execution of our strategy to build AGL into a world class integrated energy company.

"Paul Anthony has secured many achievements at AGL and has established a firm base on which to build our growth and integration strategy."

In discussions with Mr Johnson over the weekend, Mr Anthony agreed that having achieved much of what he was asked to do by the Board on his appointment, it was an appropriate time for a change in management.

Mr Anthony said "I am proud of what has been accomplished during my period as CEO of AGL. I accepted the role determined to achieve significant structural change and growth for the business. I wish the Company and its shareholders every future success."

Mr Johnson said "During his time as CEO, Paul Anthony played a leading role in advancing the Board's strategic objectives. He resolved the Alinta merger / de-merger process; increased the company's retail base with the acquisition of Powerdirect; increased generating capacity with the purchase of Torrens Island Power Station and increased AGL's interest in upstream gas reserves with the investment in Queensland Gas Company Limited.

"As a result, we have achieved substantial scale, improved balance between generation capacity and customer demand and a significant degree of integration earlier than originally envisaged.

"However, the circumstances leading up to and surrounding the revised earnings guidance announced last week and other factors, have contributed to the Directors' view that now is the right time for a new management approach, with strengthened focus on our core operations," Mr Johnson said.

"The Board believes Michael Fraser is the right person to lead the company from this point. He has extensive energy industry experience; is highly respected by his peers; and has a deep operational working knowledge of the Company.

"Michael Fraser has been a significant contributor to the development of the Company's strategy and is committed to further developing AGL as a world class, customer focussed energy company.

"The Board also recognises the high level of integrity, talent and commitment across the whole AGL team of employees. Importantly, Michael is a strong team builder who has the qualities to galvanise the management team to build on our achievements from here," Mr Johnson said.

Mr Fraser said: "AGL has already come a long way but there are many opportunities ahead for us to grow.

"There is no doubt that AGL enjoys an excellent position in each of its markets today, with a skilled and professional management team and I look forward to working with my senior executive team and the rest of the AGL staff to maximise every opportunity before us.

"My immediate task is to lead and complete the business assumptions and operations review we announced last week and report on progress at the company's AGM on 8 November 2007," Mr Fraser said.

A biography of Michael Fraser is attached.

Further enquiries

Media
Ben Wilson
Mobile: + 61 (0) 407 966 083
e-mail: benw@coswaypr.com.au

Analysts & Investors
Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au

Conference Call

Please note the following arrangements today to discuss the contents of this release:

Analyst / Media Conference Call
10AM AEST

Dial-in numbers
Freecall Australia: 1800 701 269
International Metered Call: + 61 2 8823 6760



Michael Fraser

Managing Director & CEO
AGL Energy Limited

Michael Fraser is Managing Director and Chief Executive Officer of AGL Energy Limited, Australia's largest integrated retail energy company, a role he assumed in October 2007.

Michael was previously Group General Manager Merchant Energy and, in this role, he led the rapid expansion of AGL's upstream energy interests. He had responsibility for AGL's power generation, wholesale gas and electricity trading portfolios and energy sales to major customers. In this role, Michael managed over 1,400MW of gas fired generation capacity in Victoria and South Australia and one of Australia's largest privately owned renewable generation portfolios, with over 700MW of installed capacity and 140MW under construction. In addition, he also managed AGL's upstream gas interests in PNG and coal seam methane projects and investments.

He has more than 20 years' energy industry experience in a number of areas, including having established AGL as the country's largest energy retailer and headed up its national sales, marketing and trading activities. He also has extensive experience in customer service, regulatory management, energy distribution and corporate services.

Prior to joining AGL, Michael's background was in taxation having worked for a chartered accounting firm and the Australian Taxation Office.

Michael is a Director of the ASX listed Queensland Gas Company Limited (QGC), Deputy Chairman of ActewAGL, a Director of Elgas Limited and a Director of the Uniting*Care* Ageing Board.

He holds a Bachelor of Commerce degree from the University of New South Wales, is a Certified Practising Accountant and a Fellow of the Taxation Institute of Australia.

Michael is 50 years old and is married with one son.

AGL Energy Limited
ABN 74 115 061 375

AGL Centre, 72 Christie Street
St Leonards, 2065

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

22 October 2007

Michael Fraser's appointment as CEO and Managing Director

Further to AGL's announcement this morning, attached is a summary of the terms and conditions of Michael Fraser's appointment as Chief Executive Officer and Managing Director of AGL Energy Limited.

Paul McWilliams

Company Secretary

Summary of Terms and Conditions of appointment of Michael Fraser as Chief Executive Officer and Managing Director of AGL Energy Limited

This document sets out the key terms and conditions of Michael Fraser's appointment as Chief Executive Officer and Managing Director of AGL Energy Limited (**AGL**).

1 Position title

Chief Executive Officer and Managing Director of AGL.

2 Term

The appointment commences on 22 October 2007 and continues until it is terminated in accordance with the termination provisions summarised below.

3 Total Fixed Remuneration

$1,400,000 per annum (reviewed annually).

4 Short Term Incentives

Mr Fraser will participate in the AGL Short Term Incentive Plan (**STIP**). Mr Fraser will be eligible to receive a short term incentive per annum as follows:

a) $525,000 for on target performance; and

b) $1,050,000 for stretch target performance.

Any bonus will be determined in accordance with the STIP rules and is subject to satisfaction of applicable performance hurdles.

Half the value of a short term incentive will be paid in cash. The balance of the incentive will be deferred by providing an allocation of shares under the AGL Share Purchase Plan (**Share Plan**).

5 Long Term Incentives

Mr Fraser will be granted share performance rights (**Rights**) with a face value of $1,050,000, subject to AGL's LTIP Rules and applicable approval requirements under the Listing Rules. Subsequent grants will be determined during AGL's annual remuneration review process.

The number of Rights to be granted will be determined by dividing the face value of the Rights by the volume weighted trading price of AGL shares over the 10 trading days preceding their grant.

The Rights will vest subject to satisfaction of applicable performance hurdles. The AGL Board will determine the mix of performance hurdles which are expected to include TSR and EPS hurdles.

6 Final Retention Fee

Under Mr Fraser's prior service agreement, he was entitled to certain retention payments. Mr Fraser will be allocated AGL shares in the following 3 tranches in lieu of this existing entitlement:

a) upon appointment as Chief Executive Officer and Managing Director, AGL Shares with a face value of $1,023,639; and

b) if Mr Fraser is employed by AGL on the first anniversary of this appointment, AGL Shares with a face value of $400,000; and

c) if Mr Fraser is employed by AGL as at 31 August 2009, shares with a face value of $400,000.

These shares will be allocated under the AGL Share Plan.

7 Restraint and confidentiality

Mr Fraser must not for a period of 6 months following the termination of his appointment be engaged or concerned in any capacity whatsoever in any business which is similar to or competitive with the business of AGL or solicit or entice or attempt to solicit or entice any director, employee or client of AGL to leave AGL or attempt to persuade any director, employee or client of AGL to discontinue their relationship with AGL or reduce the amount of business they do with AGL.

8 Termination

Mr Fraser's appointment may be terminated by AGL in the following circumstances:

a) without notice in the event of any act which detrimentally effects AGL such as dishonesty, fraud or serious or wilful misconduct in the discharge of your duties or persistent or material breach of the terms of his service agreement; or

b) by providing Mr Fraser with 12 months' notice in writing at any time or by 12 months' Total Fixed Remuneration in lieu of notice paid by AGL and the immediate vesting of all unvested Rights.

Mr Fraser may terminate his appointment:

a) by giving AGL 3 months' notice in writing if he ceases to hold the most senior management role within AGL or if the scope of your responsibilities or authorities are materially diminished (**Fundamental Change in Circumstances**). This right of termination must be exercised within 6 months' after the Fundamental Change in Circumstances occurs. If Mr Fraser validly exercises this right, he will receive 12 months TFR and all unvested Rights granted to you will immediately vest; or

b) by giving AGL 12 months' notice in writing at any time.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MARK RODERICK GRANGER JOHNSON
Date of last notice	25 SEPTEMBER 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 SEPTEMBER 2007
No. of securities held prior to change	DIRECT - 218,715
Class	ORDINARY
Number acquired	3,435
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	DIRECT - 222,150

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	DIVIDEND REINVESTMENT PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JEREMY MAYCOCK
Date of last notice	25 SEPTEMBER 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 SEPTEMBER 2007
No. of securities held prior to change	DIRECT - 2,644 INDIRECT - 15,741
Class	ORDINARY
Number acquired	10
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	DIRECT - 2,654 INDIRECT - 15,741

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	DIVIDEND REINVESTMENT PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MAXWELL GILBERT OULD
Date of last notice	25 SEPTEMBER 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 SEPTEMBER 2007
No. of securities held prior to change	DIRECT – 14,194 INDIRECT - 5,000
Class	ORDINARY
Number acquired	212
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	DIRECT – 14,406 INDIRECT - 5,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	DIVIDEND REINVESTMENT PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGL ENERGY LIMITED
ABN	74 115 061 375

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	**PAUL ANTHONY**
Date of last notice	**1 MAY 2006**
Date that director ceased to be director	**21 OCTOBER 2007**

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
309,230 ORDINARY SHARES 46,950 RIGHTS UNDER AGL LONG TERM INCENTIVE SCHEME

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

\ule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGL ENERGY LIMITED
ABN	74 115 061 375

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**MICHAEL ANTHONY FRASER**
Date of appointment	**22 OCTOBER 2007**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
190,128 ORDINARY SHARES **13,209 RIGHTS UNDER AGL LONG TERM INCENTIVE SCHEME**

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

END